Combining innovation leaders to revolutionize aortic treatments Endologix Third Quarter 2015 Results and TriVascular Merger October 26, 2015 Filed by Endologix, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TriVascular Technologies, Inc. Commission File No.: 001-36419

Safe Harbor Endologix and TriVascular will remain separate operational entities until the closing of the proposed merger transaction. Until closing, Endologix will not offer TriVascular products and TriVascular will not offer Endologix products. Forward-Looking Statements This presentation includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. Additional Information and Where to Find It The transaction referenced in this presentation has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION. In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com. Participants in the Solicitation Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Endologix 3Q 2015 Results Revenue of $38.2 million, up 7% in constant currency Nellix® system sales increased 45% in Europe Nellix US IDE Continued Access approval for additional 50 patients Nellix approval in Argentina AFX2® FDA approval Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Merger Rationale Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Expanded global sales force Broad product offering for AAA Multiple new product launches over next 24 months An innovation leader with broad clinical indications Significant clinical evidence 370 issued and pending patents Improved gross margins Over $30 million in annual synergies by 2017 EBITDA accretive in 2018 Synergies Growth Technology

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Strong Revenue Growth With A Combined CAGR of 28% Revenue $millions 180 152 111 89

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 EVAR Innovative Products With Broad Clinical Indications (post merger) Low profile Narrow & tortuous iliacs Complex necks Reverse taper Preserve bifurcation Tight distal aorta Thrombus EVAS Complete AAA sealing Iliac aneurysms Complex AAA Lowest endoleaks Combined portfolio enables physicians to treat the most patients within IFU TriVascular Ovation Endologix AFX Endologix Nellix

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Significant Clinical Evidence To Drive Adoption* (post merger) 2015 2016 2017 Ovation IDE/CAP/PAS (2010) 320 320 320 Global Registry (2011) 501 501 501 LIFE (2014) 200 250 250 LUCY (2015) 20 225 225 Total 1,041 1,296 1,296 AFX IDEs (2000) 707 707 707 PEVAR (2010) 192 192 192 LEOPARD (2015) 150 800 800 Total 1,049 1,699 1,699 Nellix Global Registry (2013) 300 600 600 IDE/CAP (2013) 279 450 450 Complex (2016) 100 250 Total 579 1,150 1,300 Total Patients Enrolled 2,669 4,145 4,295 *Estimates based upon current plans for anticipated enrollment

Diversified Product Revenue (post merger) Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Total Revenue: $190 million Q4 2014 – Q3 2015 AFX 68% Ovation 19% Nellix 13% U.S. 70% International 30% Revenue by geography Revenue by product

Expanded Global Sales Force (post merger) World-class team of trained sales representatives and clinical specialists Significant growth and cross-selling opportunities Customers in 44 countries across five continents Both Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 U.S. Europe Asia Pacific Latin America Deep Pipeline Addressing $3B+ Opportunity* (post merger) 2015 2016 2017 2018 2019 2020 (Japan) (China) (Japan) (Brazil) (Argentina) (Japan) (Brazil, Argentina) CHEVAS CHEVAS CHEVAS THORACIC *Post-merger estimates based on anticipated regulatory approval timelines

Transaction Overview

Transaction Terms	▪ Aggregate value of $154 million (based on a $10.00 Endologix share price)[3]
	  ▪ $6.59 implied TriVascular share price
	  ▪ Value will fluctuate with Endologix share price through closing
	▪ 13.56 million Endologix shares, representing ~16.2% ownership
	▪ ~$19 million in cash
	  ▪ ~$9 million for intrinsic value of outstanding equity awards[1]
	  ▪ ~$10 million redemption of TriVascular convertible debt[2]

Balance Sheet	▪ $125M Convertible debt offering to pay down higher cost TriVascular debt, merger cash payment, one-time expenses and to fund operations ▪ Estimated pro forma cash balance of ~$105 million as of December 31, 2015[4]

Timing / Next Steps	▪ Expected to close in the first quarter of 2016
	▪ Regulatory approvals
	  ▪ Subject to customary closing conditions
	  ▪ Subject to TriVascular shareholder approval

1 Intrinsic value of TriVascular equity awards assumes a $10 Endologix share price, and will be paid to shareholders and is based on 2.3M options, 0.8M restricted stock units, and 0.4M warrants
2 Assumes redemption of TriVascular $10 million convertible debt, which will either be redeemed or converted into 1.25 million TriVascular shares
3 Aggregate value will continue to fluctuate through closing based on Endologix's stock price . Includes $10 million for redemption of TriVascular convertible debt
4 Pro forma cash balance reflects the estimated December 31, 2015 combined cash balance, adjusted for the $125 million convertible debt offering (including shoe), reduced for the TriVascular debt pay-off, TriVascular cash consideration payment, and estimated one-time costs related to the TriVascular merger

ENDOLOGIX

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Creating a Leader in Growth and Innovation Increased revenue growth Broad AAA product line Expanded global sales force Significant clinical evidence Robust new product pipeline $30M+ synergies in 2017 and EBITDA accretive in 2018 Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Treat more patients more effectively